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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                ----------------

                                 Razorfish, Inc.
                                (Name of Issuer)

                                ----------------

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                 ---------------

                                   755236 10 6
                      (CUSIP Number of Class of Securities)

                                ----------------

                             David M. Samuels, Esq.
                     INTERNATIONAL INTEGRATION INCORPORATED
                                 101 Main Street
                               Cambridge, MA 02142
                            TELEPHONE: (617) 250-2500
                            FACSIMILE: (617) 225-2471
           (Name, Address And Telephone Number Of Person Authorized To
                       Receive Notices And Communications)

                                    Copy to:
                               Peter B. Tarr, Esq.
                              Jeffrey A Stein, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                            TELEPHONE: (617) 526-6000
                            FACSIMILE: (617) 526-5000

                                 AUGUST 10, 1999
       (Date of Event Which Requires Filing of Statement on Schedule 13D)

                                ----------------

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition, check the following box: [ ]

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                                   SCHEDULE 13D

-----------------------                                  ---------------------
CUSIP NO. 755236 10 6                                       PAGE 2 OF 7 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      International Integration Incorporated (IRS Identification Number:
      04-3169145)

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4

      not applicable
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Delaware
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                          SOLE VOTING POWER
                     7

     NUMBER OF                  None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER

   BENEFICIALLY      8       20,515,420

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                   None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

                                None

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             20,515,420

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [__]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      83.0

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      TYPE OF REPORTING PERSON*
14

      CO

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The shares of Issuer common stock covered by this report are subject to voting agreements ("Voting Agreements") signed by the beneficial owner of the shares, pursuant to which such beneficial owner agrees to vote the shares of Issuer common stock held by him, her or it in favor of the issuance of shares of the Issuer to stockholders of International Integration Incorporated ("i-Cube") in connection with the merger between i-Cube and a subsidiary of the Issuer pursuant to the Agreement and Plan of Merger dated as of August 10, 1999 by and among Razorfish, Inc., Razorfish Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Razorfish ("Merger Sub"), and i-Cube (the "Merger Agreement").


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Item 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Statement" or the "Schedule 13D") relates to the Class A common stock, par value $.01 per share (the "Shares"), of Razorfish, Inc., a Delaware corporation ("Razorfish"). The address of Razorfish's principal executive offices is 107 Grand Street, 3rd Floor, New York, NY 10013.

     The information set forth in the Exhibits hereto is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

Item 2.  IDENTITY AND BACKGROUND.

     (a) - (c) This Statement is being filed by International International Incorporated, a Delaware corporation ("i-Cube").

     i-Cube is an information technology ("IT") solutions provider specializing in consulting, electronic business, and transformation services for the complex IT environments inherent in the world's leading organizations. The address of i-Cube's principal business and principal office is 101 Main Street, Cambridge, MA 02142.

     To the best of i-Cube's knowledge as of the date hereof, the name, business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each executive officer and director of i-Cube is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

     (d) - (e) During the past five years, neither i-Cube nor, to the best knowledge of i-Cube, any of the persons listed on Schedule I, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which i-Cube or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable


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Item 4.  PURPOSE OF THE TRANSACTION.

     (a)-(j) The information set forth in Item 3 is hereby incorporated herein by reference.

     In connection with the Merger Agreement, certain holders of Razorfish Class A Common Stock have agreed to vote their shares in favor of the issuance of shares to stockholders of i-Cube in connection with the Merger. The stockholders have granted a proxy to representatives of i-Cube to vote the shares.

     Upon consummation of the Merger as contemplated by the Merger Agreement,
(a) a new subsidiary of Razorfish will be merged into i-Cube, (b) the Board of Directors of i-Cube will be replaced by the Board of Directors of Merger Sub,
(c) the Certificate of Incorporation and Bylaws of i-Cube will be replaced by the Certificate of Incorporation and Bylaws of the Merger Sub, (d) the Shares of i-Cube Common Stock will cease to be authorized for listing on the Nasdaq National Market and (e) the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.


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Item 5.  INTEREST IN SECURITIES OF i-CUBE.

     (a)-(b) The number of Shares covered by the Voting Agreements is 20,515,420, which constitutes approximately (i) 83.0% of Razorfish Class A Common Stock based on the Shares issued and outstanding on August 10, 1999.

           i-Cube (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the voting agreement (except to vote the shares pursuant to the Voting Agreement) and (ii) disclaims any beneficial ownership of the shares of Razorfish Common Stock which may be voted by i-Cube pursuant to the Voting Agreements because the proxy under the Voting Agreements is exercisable only in the limited circumstances referred to in Item 4 above.

     (c) Other than as set forth in this Item 5, to the best of i-Cube's knowledge as of the date hereof (i) neither i-Cube nor any subsidiary or affiliate of i-Cube nor any of i-Cube's executive officers or directors, beneficially owns any shares of Razorfish Common Stock, and (ii) there have been no transactions in the shares of Razorfish Common Stock effected during the past 60 days by i-Cube, nor to the best of i-Cube's knowledge, by any subsidiary or affiliate of i-Cube or any of i-Cube's executive officers of directors.

     (d) To i-Cube's knowledge, the beneficial owners of the shares subject to the respective Voting Agreements have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Razorfish Common Stock subject to the respective Voting Agreement.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Razorfish.

     Copies of the forms of Voting Agreement are attached as Exhibits hereto and, to the best of i-Cube's knowledge, other than the Voting Agreements, there are at present no contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person which respect to any securities of i-Cube.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following documents are being filed as exhibits to this Statement and are each incorporated by reference herein.

           (1) Form of Voting Agreements dated as of August 10, 1999 by and between i-Cube and each of the following persons:

                                Communicade, Inc.
                                Jeffrey A. Dachis
                                Craig M. Kanarick
                                Spray Ventures AB

           (2) Agreement and Plan of Merger by and among Razorfish, Inc., Razorfish Merger Sub, Inc. and i-Cube.



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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      INTERNATIONAL INTEGRATION INCORPORATED

                                      By: /s/ Lawrence P. Begley
                                          --------------------------------------
                                          Lawrence P. Begley
Date:  August 19, 1999                    Executive Vice President and
                                          Chief Financial Officer


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                                                                      SCHEDULE I
          DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING STOCKHOLDERS OF
                      INTERNATIONAL INTEGRATION CORPORATION

   The following table sets forth the name, business address and present principal occupation or employment of each director,executive officer and controlling stockholder of i-Cube.

                       Present Principal Occupation
Name                   and Business Address/1/                       Citizenship
----                   ----------------------------                  -----------
Michael Pehl           Chief Executive Officer and Chairman of the     Germany
                       Board of Directors
Madhav Anand           President, Co-Founder and Director               India
Lawrence P. Begley     Executive Vice President, Chief Financial         USA
                       Officer, Treasurer and Director
Jane Callanan          Vice President, Human Resources                   USA
Maria A. Cirino        Vice President, Sales and Marketing               USA
Christopher A. Mathias Managing Director, Europe                         UK
James K. McCann        Vice President, Client Services                   USA
Thomas J. Meredith     Senior Vice President and Chief Financial         USA
                       Officer, Dell Computer Corporation
Joseph M. Tucci        President and Chief Executive Officer, Wang       USA
                       Global
Gregory S. Young       President, Teton Capital Management               USA
John A. Young          Former Chief Executive Officer and                USA
                       President, Hewlett-Packard Company, now
                       retired
Patrick J. Zilvitis    Vice President, Corporate Information             USA
                       Technology and Chief Information Officer of
                       The Gillette Company
Sundar Subramaniam     President, Cambridge Technology Enterprises       USA
                         219 Vassar Street
                         Cambridge, Massachusetts  02139

/1/ Except as otherwise indicated, the business address of each such person is 101 Main Street, Cambridge, Massachusetts 02142.
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                                 EXHIBIT INDEX

   Exhibit
   Number     Exhibit
   -------    -------


      (1) Form of Voting Agreements dated as of August 10, 1999 by and between i-Cube and each of the following persons:

                                 Communicade, Inc.
                                 Jeffrey A. Dachis
                                 Craig M. Kanarick
                                 Spray Ventures AB

      (2) Agreement and Plan of Merger by and among Razorfish, Inc., Razorfish Merger Sub, Inc. and i-Cube.